Exhibit (n)

KPMG LLP 345 Park Avenue New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Eagle Point Credit Company Inc.:

We consent to use of our report dated February 22, 2018 with respect to the consolidated financial statements of Eagle Point Credit Company Inc. and Subsidiaries, as of and for the year ended December 31, 2017, included herein and to the references to our firm under the headings “Senior Securities” and “Independent Registered Public Accounting Firm” in the Prospectus.

New York, New York
May 2, 2018

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative (“KPMG International”), a Swiss entity.